Exhibit 21.1

SUBSIDIARIES OF SITEONE LANDSCAPE SUPPLY, INC.

As of the date of this filing, SiteOne Landscape Supply, Inc. has the following subsidiaries:

Entity Name	Jurisdiction of Formation

SiteOne Landscape Supply Midco, Inc.	Delaware

SiteOne Landscape Supply Bidco, Inc.	Delaware

SiteOne Landscape Supply Holding, LLC	Delaware

SiteOne Landscape Supply, LLC	Delaware

SiteOne Landscape Supply, Ltd.	Ontario, Canada

LESCO, Inc.	Ohio

Green Resource, LLC	North Carolina

GR4, LLC	North Carolina

Hydro-Scape Products, Inc.	California

Bissett Equipment Corp.	New York